



D. A. Therrien · 2nd

3C Bio Inc.

Chief Strategic Officer at 3C Bio Inc.
_____artist @ testingLAB

Los Angeles, California, United States · 500+ connections ·

Contact info

Featured

<



Beautiful Light: 4 LETTER WORD MACHINE

Beautiful Light installation at Toronto City Hall, 2009. A brief 12 hour long installatio...



Beautiful Light: 4 LETTER WORD MACHINE

4 LETTER WORD MACHINE is controlled primarily by audience interaction or...



Bea
MAC

Beau
Hall,

Experience

Founder, Chief Strategic Officer, C.O.O.

3C Bio Inc.

Mar 2020 – Present · 5 mos

Los Angeles, California, United States

3C Bio is a new diagnostic biotech start-up focusing workforce and event screening of the SARS-CoV-2 virus, using rapidly deployable mobile laboratories and automated testing methodologies for high throughput real-time rtPCR viral screening. Initial screening is directed at critical infrastructure workforce - food workers, 1st responders, port and transportation workers and at-risk communities.

Founder & Director

testingLAB

Nov 2018 – Present · 1 yr 9 mos

Greater Los Angeles Area

(testingLAB is currently on hold during the pandemic. The website redirects to 3Cbio.com) testingLAB (tL) is a multifaceted art/tech laboratory that coordinates R&D, testing, implementation and logistics for unusual and blue sky technology projects for artists, architects, start-ups and other creators. ...see mor

Spectacle Artist

BEAUTIFUL LIGHT

2008 – Present · 12 yrs

Worldwide

BEAUTIFUL LIGHT is an art installation series based around extreme, city scale light installations that are viewable by a million or more people simultaneously. For Beautiful Light: 4 LETTER WORD MACHINE installations in Scottsdale, AZ and Toronto, ON, Therrien directed, managed and inspired a team of around 60 people working in difficult environments ...see mor

Founder

ARTcon

Aug 2007 – Present · 13 yrs

San Pedro, CA

ARTcon is a series of container based artist spaces designed for temporary urban infill on prim urban real estate.

The concept behind ARTcon is a program/process to create temporary artist worksp ...see mor

Director

XE.RO

Jan 2000 – Present · 20 yrs 7 mos

XE.RO is an entity designed to facilitate and distribute the conceptual work of D.A. Therrien.

Show 4 more experiences ⌄

Skills & Endorsements

Art · 37

 Endorsed by **JanLeonardo Woellert and 1 other who is highly skilled at this**

Curating · 31

Laurence Zahm and 30 connections have given endorsements for this skill

Fine Art · 30

 Endorsed by **6 people who know Fine Art**

Show more ⌄



